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                                 PRESS RELEASE


Toronto, October 10, 2001 - Fantom Technologies Inc. (TSE: FTM; NASDAQ: FTMTF) today announced that James Meekison has resigned as a director of the Company. Mr. Meekison is the Chairman and a director of Trimin Capital Corp., one of the Company's lenders. The Company determined not to make the interest payment due on its loan with Trimin on October 1, 2001 and, due to the resulting conflict of interest, Mr. Meekison advised that he could not continue as a director of the Company.

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For more information, please contact:

Allan Millman
President & CEO
416 622 9740 Ext. 232

Steve Doorey
Senior Vice-President, CFO
905 734 7476 Ext. 281